SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
The Finish Line, Inc.

(Name of Issuer)
Class A Common Stock, $0.01 par value

(Title of Class of Securities)
317923100

(CUSIP Number)
June 13, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP No.	317923100	13G	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON Genesco Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	(a) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0% (1)

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	317923100	13G	Page	3	of	5	Pages

Item 1(a).	Name of Issuer:	The Finish Line, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:	3308 North Mitthoeffer Road Indianapolis, Indiana 46235
Item 2(a).	Name of Person Filing:	Genesco Inc.
Item 2(b).	Address of Principal Business Office or, if none, Residence:	1415 Murfreesboro Road Nashville, Tennessee 37217-2895
Item 2(c).	Organization/Citizenship:	Tennessee
Item 2(d).	Title of Class Of Securities:	Class A Common Stock, $0.01 par value
Item 2(e).	CUSIP Number:	317923100
Item 3.	Inapplicable.

Item 4.	Ownership.

	Total Shares
	of
	Class A Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class	Power	Power	Dispose	Dispose
Genesco Inc.	0	0%	0	0	0	0
	(1)	(1)	(1)		(1)

(1)	On March 3, 2008, Genesco Inc. (“Genesco”), The Finish Line, Inc. (“Finish Line”), Headwind, Inc. and UBS Securities LLC and UBS Loan Finance LLC (collectively, “UBS”), entered into a Settlement Agreement (the “Settlement Agreement”) relating to the Agreement and Plan of Merger, dated as of June 17, 2007, by and among Genesco, Finish Line and Headwind, Inc. (the “Merger Agreement”). Pursuant to the Settlement Agreement, on March 7, 2008, Finish Line issued to Genesco 6,518,971 shares (the “Shares”) of Finish Line Class A Common Stock, which was equal to 12.0% of the total post-issuance Finish Line outstanding shares of common stock (including Finish Line Class B Common Stock) as of such date. On April 30, 2008, the Board of Directors of Genesco declared a dividend on its common stock in order to distribute the Shares. On June 13, 2008, Genesco distributed the Shares, however, as required by the terms of the Genesco 2005 Equity Incentive Plan, the portion of the Shares (the “Restricted Shares”) that holders of shares of Genesco restricted stock were entitled to receive pursuant to the dividend will be subject to the same restrictions (including with respect to vesting and transferability) as the underlying restricted shares. Accordingly, the Restricted Shares will be held by Genesco and transferred to the holders of the restricted stock only after the underlying restricted stock has vested. All voting rights associated with the Restricted Shares are held and exercisable by the holders of the underlying Genesco restricted stock. Genesco is required to sell any of the Restricted Shares that are forfeited by the holders.

CUSIP No.	317923100	13G	Page	4	of	5	Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	317923100	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008 Date

Genesco Inc.

/s/ Roger G. Sisson (Signature)

Name: Roger G. Sisson
Title: Senior Vice President, Secretary and General Counsel